                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                    353469109
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

================================================================================
            TRANSACTION VALUATION                 AMOUNT OF FILING FEE

                 $44,000,000*                            $8,800
================================================================================

     * This amount assumes the purchase of 7,333,333 shares of common stock, par value $0.05 per share, at the tender offer price of $6.00.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:   $8,800         Filing party:  Franklin Covey Co.

     Form or registration No.:  Schedule TO   Date filed:    November 26, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 3 to Tender Offer Statement is being filed to include in the communications regarding Franklin Covey's Tender Offer the press release dated January 9, 2002, concerning Franklin Covey's operating results for its first quarter of fiscal 2002 and updating its current financial position and general outlook for the near term.

ITEM 12.  EXHIBITS.

         (a)(1) (A) Offer to Purchase, dated November 26, 2001, as amended on November 28, 2001, and December 21, 2001.*

                  (B)      Form of Letter of Transmittal.*

                  (C)      Form of Notice of Guaranteed Delivery.*

                  (D) Form of Letter to brokers, dealers, commercial banks, trust companies, and other nominees.*

                  (E) Form of Letter to client for use by brokers, dealers, commercial banks, trust companies, and other nominees.*

         (a)(2)-(4)        Not applicable.

         (a)(5)   (A)      Press Release, dated November 13, 2001.*

                  (B)      Summary Advertisement, dated November 26, 2001.*

                  (C)      Press Release, dated November 26, 2001.*

                  (D)      Press Release, dated December 21, 2001.*

                  (E)      Press Release, dated January 9, 2002.

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed on Schedule TO

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Tender Offer Statement on Schedule TO is true, complete, and correct.

                                            FRANKLIN COVEY CO.


January 9, 2002                             By /s/ Robert A. Whitman
                                               ---------------------------------
                                               Robert A. Whitman
                                               Chief Executive Officer

Exhibit (a)(5)(E) to Amendment 3 to Schedule TO


                                  NEWS BULLETIN
                                                        For Further Information:
                                                        RICHARD R. PUTNAM
  [ L O G O](franklin covey)                            Investor Relations
                                                        (801) 975-1776

2200 West Parkway Boulevard
Salt Lake City, Utah  84119-2331
www.franklincovey.com
================================================================================

                             FRANKLIN COVEY REPORTS
                        FIRST QUARTER SALES AND EARNINGS

SALT LAKE CITY, UTAH (NYSE: FC) - January 9, 2002 -- Franklin Covey today announced financial results for its first quarter of fiscal year 2002 ended November 24, 2001. Sales from continuing operations for the first quarter of fiscal 2002 decreased 33% to $84.3 million compared to $125.6 million for the first quarter of fiscal 2001. The Company reported an after-tax loss of $21.7 million and a $27.8 million loss attributable to the common stock ($1.40 loss per share, after accounting for preferred dividends and discontinued operations) compared to $4.4 million in net income and a $0.7 million loss attributable to the common stock ($0.03 loss per share, after accounting for preferred dividends and discontinued operations) for the same quarter in the prior year. EBITDA for the quarter was a negative $20.0 million compared to positive EBITDA of $20.4 million for the same quarter of fiscal 2001. The Company's fiscal first quarter of 2002 EBITDA and net loss included an $11.8 million non-cash charge consisting of a $10.0 million provision for losses on the management stock loans and $1.8 million impairment of investment in Franklin Covey Coaching, LLC. Due to the sale of Premier Agendas on December 21, 2001, the operating results of Premier have been classified as discontinued operations.

The Company identified three major factors that impacted sales and EBITDA during the quarter: 1) the direct impact of the events of September 11; 2) an already weak economy that worsened during the quarter; and 3) a decline in sales of handheld electronic organizers (PDA's) and related accessories of approximately $10 million. Also, because of the Company's modified 5-4-4 reporting calendar, the first quarter of fiscal year 2002 had one less business day compared to the first quarter of fiscal year 2001. This difference will be picked up in the last quarter of fiscal 2002.

As a direct consequence of the events of September 11, the Company experienced a number of cancellations and postponements of scheduled training business. In addition, the booking pace for future organizational training business declined due to concerns related to travel and economic conditions. Retail sales were also negatively impacted with comparable store sales down 28% prior to September 11, but an overall 35% for the quarter. In addition, the sales from the Company's historically strong fall catalog mailing, which was mailed just days prior to September 11 and the subsequent anthrax scares associated with the mail, declined more than 40% during the quarter compared to the same quarter last year. This decline is consistent with those reported for many other catalog-based businesses during the same time period.

Total Consumer Business Unit sales were $49.5 million during the first quarter of fiscal 2002 compared to $74.9 million for the same quarter of fiscal 2001. Included in the Consumer Business Unit, retail store sales were $28.6 million during the quarter compared to $39.6 million for the same quarter of fiscal 2001. Comparable store sales decreased 35% during the quarter. The lower comparable store sales were a function of dramatically lower sales of PDA's, some cannibalization of existing store sales by the new stores that opened in the same markets, the impact of September 11 (where more than 100 of the Company's stores in malls or shopping centers were closed for at least one day) and the general unfavorable economy. The Company opened 6 new stores during the quarter bringing the total number of its stores to 172 compared to 149 a year ago. The Company noted that the combination of nationwide declines in mall foot traffic leading to fewer transactions, together with smaller average purchases due to lower technology sales adversely impacted the Company's retail store sales. Catalog/e-commerce revenues decreased 38% to $19.4 million compared to $31.6 million for the same quarter a year ago. The decrease was primarily attributed to lower call volume.

Total Organizational Business Unit sales for the quarter were $34.9 million compared to $50.7 million during the first quarter of fiscal 2001. Included in the Organizational Business Unit, OSG sales decreased 38% to $22.0 million compared to $35.2 million for the same quarter of fiscal 2001. Lower revenues were attributed to postponed or canceled training seminars due to difficulties and concerns related to travel and the overall economy as well as restructuring activities within the business unit that were undertaken and completed during the first quarter of fiscal 2002. Organizational sales internationally, including direct and licensee operations, were $12.9 million during the quarter compared to $15.5 million for the same quarter last year.

Commencing in January 2001, the Company began to feel the impact of a weakening economy. Prior to then, the Company had benefited from a growing economy and strong demand for handheld electronic organizers. The Company believes, however, that many of its customers view the products and services offered by the Company as discretionary spending and, as general economic conditions worsened, total revenues for fiscal 2001 were down 13% from fiscal 2000. This trend was accelerated by the events that occurred in the first quarter of fiscal 2002 and the Company does not anticipate that revenues will significantly increase from current levels unless and until the Company's customers regain confidence in improving economic conditions and increase their productivity and training budgets.

The significant decrease in revenues from prior year periods continued through the Christmas buying season. While the Company has taken significant steps to decrease costs in order to address continuing lower revenues and currently has a very strong balance sheet after the benefit of the Premier sale, with essentially no debt and more than $60 million ($3 per share) of cash and cash equivalents, the Company is considering whether or not it should conserve this cash position to provide it with adequate resources to maintain flexibility in uncertain economic conditions. As a consequence, the Company is considering the possible cutback, delay or termination of its previously announced tender offer to purchase its common stock at $6 per share and expects to announce a decision in the next week. The Company wants to be confident that under any scenario it is maintaining sufficient resources to fund initiatives aimed at strengthening its sales and profitability during fiscal 2002 and beyond.

ABOUT FRANKLIN COVEY
Franklin Covey Co. is a leading, learning and performance services firm assisting professionals and organizations in measurably increasing their effectiveness in leadership, productivity, communication and sales. Clients include 80 of the Fortune 100, more than three quarters of the Fortune 500, thousands of small and mid-sized businesses, as well as numerous government entities. Organizations and professionals access Franklin Covey services and products through consulting services, licensed client facilitators, public workshops, catalogs, 173 retail stores, WWW.FRANKLINCOVEY.COM and WWW.FRANKLINPLANNER.COM. More than 3,000 Franklin Covey associates provide professional services and products in 44 offices in 38 countries.

                              SAFE-HARBOR STATEMENT
This announcement contains forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties, including general economic conditions, the effects of the adoption of certain new accounting policies, competition in the Company's targeted market place, market acceptance of new products or services, increases or decreases in the Company's market share, growth or contraction of the overall market for the products offered by the Company and its competitors, changes in the training and spending policies of the Company's clients, and other factors identified and discussed in the Company's 2001 10-K report filed with the Securities and Exchange Commission, many of which are beyond the control or influence of the Company. There can be no assurance that the Company's actual future performance will meet management's expectations. These forward-looking statements are based on management's expectations as of the date hereof, and are based on factors that may cause future results to differ materially from the Company's current expectations.

                               FRANKLIN COVEY CO.
                               -------------------

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                 -----------------------------------------------
                   ( in thousands, except per share amounts )


                                                                         Quarter Ended
                                                              November 24,          November 25,
                                                                   2001                 2000
                                                                   ----                 ----
                                                                         (UNAUDITED)

Sales                                                               $ 84,340            $ 125,616
Cost of sales                                                         36,853               50,144
                                                             ----------------     ----------------
Gross margin                                                          47,487               75,472

Selling, general and administrative                                   56,504               56,002
Equity in earnings of a subsidiary                                       863                  885
Provision for losses on management stock loans                        (9,971)
Impairment of investment in unconsolidated subsidiary                 (1,861)
                                                             ----------------     ----------------
EBITDA                                                               (19,986)              20,355

Depreciation                                                           8,277                6,065
Amortization                                                           1,396                3,249
                                                             ----------------     ----------------
EBIT                                                                 (29,659)              11,041

Interest income                                                          851                  164
Interest expense                                                      (2,166)              (1,779)
Other expense                                                          5,126
                                                             ----------------     ----------------
Income (loss) before provision for income taxes                      (36,100)               9,426

Benefit for income taxes                                              14,440               (5,005)
                                                             ----------------     ----------------
NET INCOME (LOSS)                                                  $ (21,660)             $ 4,421

Loss from discontinued operations, net of tax benefit                 (3,992)              (3,091)
Preferred dividends                                                   (2,130)              (2,028)
                                                             ----------------     ----------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                       $ (27,782)              $ (698)
                                                             ================     ================

Earnings per share (basic and diluted)                               $ (1.40)             $ (0.03)
                                                             ================     ================

Weighted average number of common and
   common equivalent shares basic and diluted                         19,856               20,648

SALES DETAIL
  Retail Stores                                                     $ 28,639             $ 39,631
  Catalog / e-Commerce                                                19,444               31,586
  Other                                                                1,392                3,705
                                                             ----------------     ----------------
Total Consumer Business Unit                                          49,475               74,922
                                                             ----------------     ----------------
  Organizational Sales Group                                          21,987               35,232
  International                                                       12,878               15,462
                                                             ----------------     ----------------
Total Organizational Business Unit                                    34,865               50,694
                                                             ----------------     ----------------
Total                                                               $ 84,340            $ 125,616
                                                             ================     ================